Via Facsimile and U.S. Mail
Mail Stop 4720

November 10, 2009

Ms. Joan H. Dillard
SVP & Chief Financial Officer
Allied World Assurance Company Holdings, Ltd.
27 Richmond Road
Pembroke HM 08, Bermuda

**Re:     Allied World Assurance Company Holdings, Ltd.**
         **Form 10-K for the Fiscal Year Ended December 31, 2008**
         **Form 10-Q for the Quarter Ended June 30, 2009**
         **File No. 1-32938**

Dear Ms. Dillard:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,


                                        Gus Rodriguez
                                        Accounting Branch Chief